1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 26, 2025

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,801

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,801 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares S&P 500 3% Capped ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on February 14, 2025. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust will provide a completed fee table and cost example for the Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	Please add a risk factor related to the Underlying Index’s 3% capping methodology (specifically addressing how the capping of weightings of individual holdings in the index may have a negative impact on Fund performance).

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

March 26, 2025

Response:

The Trust respectfully declines to add the requested risk factor. This Fund indicates in its name (iShares S&P 500 3% Capped ETF) and in its Principal Investment Strategies (seeks to measure the performance of companies in the S&P 500 (Parent Index), subject to a 3% issuer weight cap) that it seeks to track a capped index. The Fund also includes an “Asset Class Risk” that provides that “Underlying Index may underperform in comparison to indexes that track, or assets that represent, other countries or geographic units, industries, markets, market segments, or asset classes,” which would include uncapped versions of the index. The Trust also believes that an additional risk would be inconsistent with the general approach used by Funds with various cap levels.

*    *   *

Sincerely,
/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland Michael Foland Michael Gung Toree Ho Luis Mora George Rafal Robert Harrington